Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, IL 60015

(847) 315-2500

November 24, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Walgreens Boots Alliance, Inc.

Registration Statement on Form S-4; File No. 333-198768

Request for Acceleration

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Walgreens Boots Alliance, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2014 (File No. 333-198768), as amended on October 29, 2014, and November 18, 2014 (the “Registration Statement”), be made effective at 3:00 p.m. New York City time on November 24, 2014, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz at (212) 403-1378 or by email at BMRoth@wlrk.com, or Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com, with any questions you may have concerning this request. In addition, please notify Mr. Roth when this request for acceleration has been granted.

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Thomas J. Sabatino, Jr.
Name:	Thomas J. Sabatino, Jr.
Title:	Vice President & Secretary

cc:	Benjamin M. Roth, Wachtell, Lipton, Rosen & Katz

Edward J. Lee, Wachtell, Lipton, Rosen & Katz